(As filed September 21, 2005)

File No. 70-9489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________________ _____

FORM U-1/A

Amendment No. 1
to
APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_________________________________________________________

Sempra Energy
101 Ash Street
San Diego, California 92101

(Names of companies filing this statement and
addresses of principal executive offices)

_____________________________________________________

None

(Name of top registered holding company parent)

______________________________________________________

Javade Chaudhri
Executive Vice President and General Counsel
Sempra Energy
101 Ash Street
San Diego, California 92101

(Name and address of agent for service)

________________________________________________________
The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

Gary W. Kyle, Esq. Sempra Energy 101 Ash Street San Diego, California 92101	Andrew F. MacDonald, Esq. Thelen Reid & Priest LLP 701 Eighth Street, N.W. Washington, DC 20001

The Application/Declaration filed in this proceeding on April 21, 1999, is hereby withdrawn.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Sempra Energy

By: /s/ Javade Chaudhri
Name: Javade Chaudhri Title: Executive Vice President and General Counsel

Date: September 21, 2005